UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

733 San Marin Drive, Suite 2215

Novato, California 94998

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2013

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

September 26, 2013

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,138,651

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,138,651

11	Aggregate Amount Beneficially Owned 2,138,651

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 25.1%

14	Type of Reporting Person PN

September 26, 2013

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 646,285

	8	Shared Voting Power 2,251,525

	9	Sole Dispositive Power 404,625

	10	Shared Dispositive Power 2,251,525

11	Aggregate Amount Beneficially Owned 2,897,810

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 33.7%

14	Type of Reporting Person IN

September 26, 2013

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 513,704

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 107,360

11	Aggregate Amount Beneficially Owned 513,704

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013 (together with Initial 13D, the “13D”), is hereby amended to reflect changes in the beneficial ownership information for each of the reporting persons that have occurred as a result of repurchases of Shares by the Issuer.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Note:  This Item 3 only contains information for the specific acquisition or disposition of beneficial ownership of Shares or the specific change in the number of outstanding Shares that, when combined with previous acquisitions or dispositions of beneficial ownership of Shares or with previous changes in the number of outstanding Shares, would have triggered an obligation to file an amended Schedule 13D.  Such previous acquisitions or dispositions of beneficial ownership of Shares or such previous changes in the number of outstanding Shares have not been disclosed herein.

Item 3 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 3 of the 13D:

September 26, 2013:  As set forth in the Report on Form 8-K filed by the Issuer on September 30, 2013, the number of outstanding Shares decreased to 8,527,323 from the 8,685,280 Shares set forth as of August 1, 2013 on the front cover of Issuer’s 10-Q filed for the quarterly period ended June 30, 2013.  The decrease to the number of outstanding Shares caused the percentage of Shares beneficially owned by the Reporting Persons to change by one percent (1%) or more from August 11, 2013, the date of the last transaction reported in the 13D.

Item 4.	Purpose of the Transaction

Note:  This Item 4 only contains information for the specific acquisition or disposition of beneficial ownership of Shares or the specific change in the number of outstanding Shares that, when combined with previous acquisitions or dispositions of beneficial ownership of Shares or with previous changes in the number of outstanding Shares, would have triggered an obligation to file an amended Schedule 13D.  Such previous acquisitions or dispositions of beneficial ownership of Shares or such previous changes in the number of outstanding Shares have not been disclosed herein.

Item 4 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 4 of the 13D:

September 26, 2013:  As set forth in the Report on Form 8-K filed by the Issuer on September 30, 2013, the number of outstanding Shares decreased to 8,527,323 from the 8,685,280 Shares set forth as of August 1, 2013 on the front cover of Issuer’s 10-Q filed for the quarterly period ended June 30, 2013.  The decrease to the number of outstanding Shares caused the percentage of Shares beneficially owned by the Reporting Persons to change by one percent (1%) or more from August 11, 2013, the date of the last transaction reported in the 13D.

Item 5.	Interest in Securities of the Issuer

As disclosed below, each of the Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3) the Shares held by the other Reporting Persons.  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other Reporting Persons.

The last paragraph of Item 5 of the 13D is hereby deleted and replaced with the following:

September 26, 2013

(a)  The Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3), in the aggregate, 2,897,810 Shares, representing approximately 33.7% of the Issuer’s outstanding Shares (based upon the 8,527,323 Shares stated to be outstanding as of September 26, 2013 by the Issuer in the Issuer’s Report on Form 8-K filed on

September 30, 2013).  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other Reporting Persons.

(b)   For purposes of this statement, as of September 26, 2013:

•      CFW Partners had shared voting power and shared dispositive power over the 2,138,651 Shares held by CFW Partners.  Mr. Charles Willis had shared voting power over 2,138,651 of such Shares and shared dispositive power over the 2,138,651 Shares held by CFW Partners.  Mr. Austin Willis had shared voting power over 406,344 of such Shares.

•      Mr. Charles Willis had sole voting power over 646,285 Shares, including 59,004 options to purchase Shares and 5,514 Shares held in a custodial account in the name of Charles F. Willis, V, the son of Mr. Charles Willis, of which Mr. Charles Willis serves as the custodian.  Mr. Charles Willis had sole dispositive power over 404,625 Shares.  Mr. Charles Willis may also have been deemed to have had shared voting power and dispositive power with respect to 107,360 Shares held by Mr. Austin Willis and 5,514 Shares held in an account by Mr. Charles Willis and Courtney Crossie, as joint tenants with right of survivorship.

•      Mr. Austin Willis also had shared voting power and shared dispositive power over 107,360 Shares (pursuant to the Military Durable Power of Attorney dated August 24, 2012 and further discussed in Item 6 of this statement, Mr. Charles Willis has shared voting power and shared dispositive power with regard to the Shares held by Mr. Austin Willis with respect to the Shares held by Mr. Austin Willis and the 19% limited partnership interest in CFW Partners held by Mr. Austin Willis).

•      (c)  The following table sets forth all transactions with respect to the Shares effected during the 60 days preceding September 26, 2013:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Charles F. Willis, IV	August 11, 2013	(7,046)	$14.25	(1)

•      (1)  Return to Issuer of previously restricted Shares to satisfy withholding tax liability.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise, (ii) dispose of any or all of their Securities in the open market or otherwise, or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 7.	Materials to be Filed as Exhibits

1.           Joint Filing Agreement

2.           Exhibit 10.8 to the 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2000 is incorporated herein by reference.

3.           Exhibit 10.1 to the 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2000 is herein incorporated by reference.

4.           Exhibit 4 to the 13D is incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: September 27, 2013	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: September 27, 2013	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: September 30, 2013	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of the date set forth below.

CFW PARTNERS, L.P.

Date: September 27, 2013	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: September 27, 2013	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: September 30, 2013	By:	/s/ Austin Chandler Willis
Austin Chandler Willis